

May 27, 2014

Via E-mail
Hu Xiaoming
President and Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

> Re: **Kandi Technologies Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 001-33997**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 001-33997**

Dear Mr. Hu:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief